[METRO ONE DEVELOPMENT LETTERHEAD]



September 30, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

Attn:  Mr. Marc Thomas

Re:     Metro One Development, Inc.
        Form 8-K Filed September 9, 2008
        Form 8-K/A Filed September 18, 2008
        File Number: 333-61538

Dear Mr. Thomas:

In response to comments received from the staff of the Securities and Exchange Commission (the "Staff") on the Form 8-K/A filed September 18, 2009, the undersigned, being the President and Chief Executive Officer of Metro One Development, Inc., hereby certifies the following:

* Metro One Development, Inc. is responsible for both the adequacy and accuracy of the disclosure in the Form 8-K filed September 9, 2008 and the Form 8-K/A filed September 18, 2008;

* Metro One Development, Inc. understands that the Staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* Metro One Development, Inc. understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




                        /s/ Stuart Turk
                        --------------------------------
                        Stuart Turk
                        Chief Executive Officer and
                        President

                        Date: September 30, 2008
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